SCHNEIDER WEINBERGER & BEILLY LLP
                                Attorneys-at-Law
                    2200 Corporate Boulevard, N.W., Suite 210
                         Boca Raton, Florida 33431-7307

                                                                  Telephone
James M. Schneider, P.A.                                         (561) 362-9595
Steven I. Weinberger, P.A.                                         Facsimile
Roxanne K. Beilly, P.A.                                          (561) 362-9612


                                 October 5, 2005



VIA FASCIMILE (202) 772-9217
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


         Attention:        Jeffrey Riedler
                           Dana Hartz
                           Joel Parker
                           Zafar Hasan

         Re: Sunwin International Neutraceuticals, Inc. (the "Company") Verbal Comment on October 4, 2005 to Amendment No. 2 to the Registration Statement on Form SB-2
                  File Number 333-125300


Ladies and Gentlemen:

         Today the Company received the last comment from the Staff, pursuant to a verbal comment from Dana Hartz, pertaining to amendment number 2 to the Registration Statement of the Company. The comment was as follows:

         1. We note your response to comment number 6 of our September 16, 2005 comment letter to clarify the accounting treatment of the amount due from related parties, supplementally please tell us how your response supports current asset classification under ARB 43, chapter 3a paragraphs 4-6

         RESPONSE: After analysis of ARB 43, chapter 3a paragraphs 4-6, the Company has amended its balance sheet to show the amounts due from related parties for leasehold improvements, construction in process and equipment as long-term assets and amended its statement of cash flow to adjust accordingly amounts for investing activities.

         In addition, given the revisions to the financial statements, upon review of the registration statement these revisions necessitate the Company to revise the "Selected Financial Data" information on page 3 and the MD&A section on pages 24 through 26. The Company does not believe that the disclosure within the registration statement describing the "amounts due from related parties" needs to be revised.

         Lastly, we have also updated certain unrelated information contained in the registration statement in connection with the sections "Selling Securityholders" due to sales of the shares under rule 144, and "Our History" due to the termination of a letter of intent, and general pagination. Accordingly, I am attaching hereto for your review prior to the filing of amendment no. 3 the revised pages in the financial statements and registration statement that contain the revisions, marked to show the changes, along with the cover page for the registration statement and prospectus.

         The Company wishes to confirm that the Staff has no further comments before filing amendment no.3 containing these revisions, and appreciate your review of the facsimile pages.

         If you have any further questions or comments, please contact the undersigned.

                                                              Very truly yours,



                                                              Roxanne K. Beilly
cc: Dongdong Lin